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                                                                                 OMB APPROVAL
                                       UNITED STATES                      --------------------------
                            SECURITIES AND EXCHANGE COMMISSION            OMB Number:      3235-0145
                                  WASHINGTON, D.C. 20549                  Expires:  October 31, 1994
                                                                          Estimated average burden
                                                                          hours per form.......14.90
                                       SCHEDULE 13D                       --------------------------
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                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7 )*
                                             ---


                               Primark Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   741903 108
             -------------------------------------------------------
                                 (CUSIP Number)

                              Joseph E. Kasputys,
  1000 Winter Street, Suite 4300, Waltham, Massachusetts 02154 (781) 466-6611
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 28, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                          Continued on following pages

                                   Page 1 of 8
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




                                  SCHEDULE 13D

----------------------------                          --------------------------
CUSIP No. 741903-108                                  Page 2 of 8 Pages
                                                               ---
----------------------------                          --------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Joseph E. Kasputys
             ###-##-####

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             USA

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                                1,890,022

     NUMBER OF       -----------------------------------------------------------
       SHARES        8   SHARED VOTING POWER
    BENEFICIALLY                22,610
      OWNED BY
        EACH         -----------------------------------------------------------
     REPORTING       9   SOLE DISPOSITIVE POWER
       PERSON                   1,890,022
        WITH
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                                22,610

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,912,632

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.35%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   SECURITY AND ISSUER.

          This statement relates to shares of common stock, without par value ("Shares"), of Primark Corporation ("Issuer"). The principal executive office of the Issuer is located at 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154.

Item 2.   IDENTITY AND BACKGROUND.

          Joseph E. Kasputys, an individual, is Chairman, President and Chief Executive Officer of the Issuer. Mr. Kasputys is a United States citizen, and his business office is located at 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154.

          Within the past five years, Joseph E. Kasputys has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding and, as a result thereof, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          In accordance with the terms of a new Employment Agreement dated as of January 7, 1997, as amended and approved by the shareholders on May 28, 1997 and which supersedes an Employment Agreement dated as of February 21, 1992, as amended the Issuer granted to Mr. Kasputys an option to purchase 1,000,000 Shares pursuant to the terms of a Stock Option Agreement dated January 7, 1997 ("Stock Option Agreement"). Of the 1,000,000 options, 500,000 options vest on January 7, 1999, 250,000 options vest on January 7, 2000 and 250,000 options vest on January 7, 2001. If and when Joseph E. Kasputys exercises any of the options described herein, he may use his own Shares or funds to exercise the options or he may finance the purchase(s) by borrowing from either the Issuer, as permitted under the terms of the Incentive Plan, Stock Option Plan, 1992 Stock Option Plan and the Stock Option Agreement, or from outside third persons. In addition, during the 1996 calendar year Mr. Kasputys was granted options under the Issuer's 1992 Stock Option Plan for 40,000 Shares and received 1,234 Shares under the Issuer's Savings and Stock Ownership Plan, as amended and restated effective January 1, 1997 (formerly, the Primark Corporation Employee Stock Ownership Plan).

Item 4.   PURPOSE OF TRANSACTION.

          Mr. Kasputys was granted an option under the Stock Option Agreement for the reasons set forth in Item 3 above.

          From time to time, depending upon a number of factors, including, but not limited to, general economic and business conditions and stock market conditions, Joseph E. Kasputys may increase or decrease his equity interest in the Issuer.

          Joseph E. Kasputys, in his capacity as an officer and director of the Issuer, may from time to time suggest plans or proposals which he believes to be in the best interests of the Issuer and its shareholders regarding transactions or changes for the consideration of the Issuer's management and Board of Directors in the appropriate course of the Issuer's business. Mr. Kasputys has not acquired his securities for the purpose of, nor does he have any present intention in his capacity as a 7.35% shareholder of, suggesting plans or proposals which would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer; (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure; (v) any change in the Issuer's charter or by-laws; or (vi) any change which would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Joseph E. Kasputys beneficially owns 1,912,632 Shares, of which 1,432,390 Shares are subject to option. The 1,912,632 Shares represent approximately 7.35% of the outstanding Shares of the Issuer. Mr. Kasputys has sole voting and dispositive power with respect to all of such Shares, except 22,610 Shares held in the 401(k) Plan. Joseph E. Kasputys has not effected any transaction in Shares during the past sixty (60) days, and he knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares in which he has a beneficial interest.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In addition to the matters noted in Item 4 above, Mr. Kasputys has borrowed $788,991 from the Issuer on an interest-free basis as permitted by the Incentive Plan, of which $476,451 remains outstanding as of March 31, 1997. These borrowed funds were used to pay federal and state taxes incurred in connection with the receipt of Shares.

          Except as noted above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Kasputys in his individual capacity and any other person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

1. Primark Corporation Savings and Stock Ownership Plan, as amended and restated effective January 1, 1997 (filed as Exhibit 4.4 to Primark Corporation's Registration Statement on Form S-8 dated December 10, 1996 and incorporated herein by reference).

2. Primark Corporation Non-Qualified Stock Option Agreement dated January 7, 1997 between Primark Corporation and Joseph E. Kasputys (filed as Exhibit Number 10.11 to Primark Corporation Form 10-K for the fiscal year ended December 31, 1996 and incorporated herein by reference).

3. Letter Agreement dated February 27, 1996 between Primark Corporation and Joseph E. Kasputys.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 26, 1997


/s/ Joseph E. Kasputys
-------------------------------
Joseph E. Kasputys
Chairman, President and
Chief Executive Officer
Primark Corporation

PRIMARK

--------------------------------------------------------------------------------
Michael R. Kargula                                          Primark Corporation
Senior Vice President,                                      1000 Winter Street
General Counsel                                             Suite 4300
and Secretary                                               Waltham, MA 02154
(617) 487-2120



February 27, 1996



Mr. Joseph E. Kasputys
Primark Corporation
1000 Winter Street, Ste 4300N
Waltham, MA 02154

Dear Mr. Kasputys:

I am pleased to inform you that the Board of Directors of the Corporation has voted to grant to you an option to purchase 40,000 shares of the Corporation's common stock on the terms and conditions set forth in the Primark Corporation 1992 Stock Option Plan (the "Plan"). The following information is a summary only and is subject to, and qualified by, the Plan, the terms of which are incorporated herein by reference.

The option granted to you is to purchase 40,000 shares of common stock of the Corporation at the option price of $39.75 per share. The date of grant of this option is the date of this letter.

This option is a non-qualified stock option as defined under the applicable provisions of the Internal Revenue Code, see pages 2 through 5 of the Plan under "Option Terms and Conditions" and pages 8 and 9 of the related prospectus under "Non-Qualified Options". As such, the Corporation believes that the exercise of this option will result in taxable income to you subject to withholding tax.

In consideration of this option and by your acceptance, you agree that if your employment with Primark Corporation or any of its direct or indirect subsidiaries ("Primark") terminates for any reason, you will not, without written consent of Primark, for a period of eighteen (18) months thereafter, alone or with or for others, in whatever capacity, directly or indirectly, (i) compete with Primark for business with current or contemplated customers for whom you provided a service while at Primark, (ii) solicit or encourage any person who is an employee of Primark to leave the employ of Primark, or (iii) interfere with existing or contemplated relationships between Primark and its customers and employees (the provisions of this paragraph are hereinafter referred to as the "Noncompetition Provisions").

February 27, 1996
Stock Option
Page 2



You may exercise this option in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to the Corporation, addressed to the Corporation, and accompanied by the option price. Such written notice shall be signed by you, shall state the number of shares with respect to which the option is being exercised, and shall otherwise comply with terms and conditions of the Plan.

You shall have the rights of a shareholder only with respect to those shares covered by the option for which certificates have in fact been delivered to you upon the due exercise of the option.

Two copies of this letter are provided. To accept this option, please sign both copies of this letter and return one copy in the enclosed self-addressed envelope. We would appreciate receiving one signed copy of this letter from you by March 31, 1996. Since the common stock of Primark is listed on the New York and Pacific stock exchanges, we are providing you with a copy of the Plan and related prospectus for your information. If you have any questions concerning any of the foregoing, please contact Mike Kargula at (617) 487-2120. Also enclosed is a Beneficiary Designation Form for your completion and return to Primark.

Very truly yours,


/s/ Michael R. Kargula

Michael R. Kargula

Enclosures



I hereby accept the option on the terms and conditions set forth in the Plan and agree to comply with the Noncompetition Provisions.



March 1, 1996                                /s/ Joseph E. Kasputys
--------------------                         --------------------------
Date of Acceptance                           Optionee